SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                         The Hain Celestial Group, Inc.
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   405217100
                                 (CUSIP Number)

                                  Marc Weitzen
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                   May 3, 2010
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP  No.  405217100


1.     NAME  OF  REPORTING  PERSON
     High  River  Limited  Partnership

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     973,043  (includes  Shares  underlying  call  options.  See  Item  5)

8     SHARED  VOTING  POWER
     0

9     SOLE  DISPOSITIVE  POWER
     973,043  (includes  Shares  underlying  call  options.  See  Item  5)

10     SHARED  DISPOSITIVE  POWER
     0

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     973,043  (includes  Shares  underlying  call  options.  See  Item  5)

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          2.38%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  405217100

1.     NAME  OF  REPORTING  PERSON
     Hopper  Investments  LLC

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
     973,043  (includes  Shares  underlying  call  options.  See  Item  5)

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
     973,043  (includes  Shares  underlying  call  options.  See  Item  5)

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     973,043  (includes  Shares  underlying  call  options.  See  Item  5)

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          2.38%

14     TYPE  OF  REPORTING  PERSON
     OO

                                  SCHEDULE 13D

CUSIP  No.  405217100

1.     NAME  OF  REPORTING  PERSON
     Barberry  Corp.

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
     973,043  (includes  Shares  underlying  call  options.  See  Item  5)

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
     973,043  (includes  Shares  underlying  call  options.  See  Item  5)

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     973,043  (includes  Shares  underlying  call  options.  See  Item  5)

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          2.38%

14     TYPE  OF  REPORTING  PERSON
     CO

                                  SCHEDULE 13D

CUSIP  No.  405217100

1.     NAME  OF  REPORTING  PERSON
     Icahn  Partners  Master  Fund  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
(b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     1,669,985  (includes  Shares  underlying  call  options.  See  Item  5)

8     SHARED  VOTING  POWER
     0

9     SOLE  DISPOSITIVE  POWER
     1,669,985  (includes  Shares  underlying  call  options.  See  Item  5)

10     SHARED  DISPOSITIVE  POWER
     0

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     1,669,985  (includes  Shares  underlying  call  options.  See  Item  5)

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          4.09%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  405217100

1.     NAME  OF  REPORTING  PERSON
     Icahn  Partners  Master  Fund  II  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     584,615  (includes  Shares  underlying  call  options.  See  Item  5)

8     SHARED  VOTING  POWER
     0

9     SOLE  DISPOSITIVE  POWER
     584,615  (includes  Shares  underlying  call  options.  See  Item  5)

10     SHARED  DISPOSITIVE  POWER
     0

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     584,615  (includes  Shares  underlying  call  options.  See  Item  5)

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          1.43%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  405217100

1.     NAME  OF  REPORTING  PERSON
     Icahn  Partners  Master  Fund  III  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     220,566  (includes  Shares  underlying  call  options.  See  Item  5)

8     SHARED  VOTING  POWER
     0

9     SOLE  DISPOSITIVE  POWER
     220,566  (includes  Shares  underlying  call  options.  See  Item  5)

10     SHARED  DISPOSITIVE  POWER
     0

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     220,566  (includes  Shares  underlying  call  options.  See  Item  5)

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          0.54%

14     TYPE  OF  REPORTING  PERSON
          PN

SCHEDULE  13D

CUSIP  No.  405217100


1.     NAME  OF  REPORTING  PERSON
     Icahn  Offshore  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
     2,475,166  (includes  Shares  underlying  call  options.  See  Item  5)

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
     2,475,166  (includes  Shares  underlying  call  options.  See  Item  5)

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     2,475,166  (includes  Shares  underlying  call  options.  See  Item  5)

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          6.06%

14     TYPE  OF  REPORTING  PERSON
     PN

SCHEDULE  13D

CUSIP  No.  405217100


1.     NAME  OF  REPORTING  PERSON
     Icahn  Partners  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
(b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     1,417,006  (includes  Shares  underlying  call  options.  See  Item  5)

8     SHARED  VOTING  POWER
     0

9     SOLE  DISPOSITIVE  POWER
     1,417,006  (includes  Shares  underlying  call  options.  See  Item  5)

10     SHARED  DISPOSITIVE  POWER
     0

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     1,417,006  (includes  Shares  underlying  call  options.  See  Item  5)

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          3.47%

14     TYPE  OF  REPORTING  PERSON
     PN

SCHEDULE  13D

CUSIP  No.  405217100


1.     NAME  OF  REPORTING  PERSON
     Icahn  Onshore  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
(b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
     1,417,006  (includes  Shares  underlying  call  options.  See  Item  5)

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
     1,417,006  (includes  Shares  underlying  call  options.  See  Item  5)

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     1,417,006  (includes  Shares  underlying  call  options.  See  Item  5)

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          3.47%

14     TYPE  OF  REPORTING  PERSON
     PN

SCHEDULE  13D

CUSIP  No.  405217100


1.     NAME  OF  REPORTING  PERSON
     Icahn  Capital  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
(b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
     3,892,172  (includes  Shares  underlying  call  options.  See  Item  5)

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
     3,892,172  (includes  Shares  underlying  call  options.  See  Item  5)

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     3,892,172  (includes  Shares  underlying  call  options.  See  Item  5)

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          9.53%

14     TYPE  OF  REPORTING  PERSON
     PN

SCHEDULE  13D

CUSIP  No.  405217100


1.     NAME  OF  REPORTING  PERSON
     IPH  GP  LLC

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
(b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
     3,892,172  (includes  Shares  underlying  call  options.  See  Item  5)

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
     3,892,172  (includes  Shares  underlying  call  options.  See  Item  5)

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     3,892,172  (includes  Shares  underlying  call  options.  See  Item  5)

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          9.53%

14     TYPE  OF  REPORTING  PERSON
     OO

                                  SCHEDULE 13D

CUSIP  No.  405217100


1.     NAME  OF  REPORTING  PERSON
     Icahn  Enterprises  Holdings  L.P.

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
(b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
     3,892,172  (includes  Shares  underlying  call  options.  See  Item  5)

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
     3,892,172  (includes  Shares  underlying  call  options.  See  Item  5)

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     3,892,172  (includes  Shares  underlying  call  options.  See  Item  5)

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          9.53%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  405217100


1.     NAME  OF  REPORTING  PERSON
     Icahn  Enterprises  G.P.  Inc.

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
(b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
     3,892,172  (includes  Shares  underlying  call  options.  See  Item  5)

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
     3,892,172  (includes  Shares  underlying  call  options.  See  Item  5)

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     3,892,172  (includes  Shares  underlying  call  options.  See  Item  5)

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          9.53%

14     TYPE  OF  REPORTING  PERSON
     CO

                                  SCHEDULE 13D

CUSIP  No.  405217100


1.     NAME  OF  REPORTING  PERSON
     Beckton  Corp.

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
(b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
     3,892,172  (includes  Shares  underlying  call  options.  See  Item  5)

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
     3,892,172  (includes  Shares  underlying  call  options.  See  Item  5)

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     3,892,172  (includes  Shares  underlying  call  options.  See  Item  5)

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          9.53%

14     TYPE  OF  REPORTING  PERSON
     CO

                                  SCHEDULE 13D

CUSIP  No.  405217100


1     NAME  OF  REPORTING  PERSON
     Carl  C.  Icahn

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
(b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     United  States  of  America

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
     4,865,215  (includes  Shares  underlying  call  options.  See  Item  5)

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
     4,865,215  (includes  Shares  underlying  call  options.  See  Item  5)

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     4,865,215  (includes  Shares  underlying  call  options.  See  Item  5)

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          11.92%

14     TYPE  OF  REPORTING  PERSON
     IN

                                  SCHEDULE 13D

Item  1.  Security  and  Issuer

     This statement relates to the Common Stock, par value $0.01 (the "Shares"), issued by The Hain Celestial Group, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 58 South Service Road, Melville, New York 11747.

Item  2.  Identity  and  Background

     The persons filing this statement are High River Limited Partnership ("High River"), Hopper Investments LLC ("Hopper"), Barberry Corp. ("Barberry"), Icahn
Partners Master Fund LP ("Icahn Master"), Icahn Partners Master Fund II LP ("Icahn Master II"), Icahn Partners Master Fund III LP ("Icahn Master III"), Icahn Offshore LP ("Icahn Offshore"), Icahn Partners LP ("Icahn Partners"), Icahn Onshore LP ("Icahn Onshore"), Icahn Capital LP ("Icahn Capital"), IPH GP LLC ("IPH"), Icahn Enterprises Holdings L.P. ("Icahn Enterprises Holdings"), Icahn Enterprises G.P. Inc. ("Icahn Enterprises GP"), Beckton Corp. ("Beckton"), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

     The principal business address of each of (i) High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, (ii) Icahn Master, Icahn Master II and Icahn Master III is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands, and (iii) Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153.

     Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl
C. Icahn is the sole stockholder of each of Barberry and Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 92.3% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. ("Icahn Enterprises"). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

     Each of High River and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River. Each of Icahn Master, Icahn Master II, Icahn Master III and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

     Carl  C.  Icahn's  present principal occupation or employment is serving as
(i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a New York Stock Exchange listed diversified holding company engaged in a variety of businesses, including investment management, metals, real estate and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

     None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration

     The Reporting Persons hold, in the aggregate, 4,865,215 Shares (including Shares underlying call options. See Item 5). The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was $79.6 million (including commissions and premiums for the options to purchase Shares). The source of funding for the purchase of these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares purchased by the Reporting Persons was obtained through margin borrowing. As of the close of business on May 12, 2010, the indebtedness of (i) High River's margin account was approximately $388.8 million, (ii) Icahn Partners' margin account was approximately $96.7 million, (iii) Icahn Master's margin account was approximately $144.2 million, (iv) Icahn Master II's margin account was approximately $38.9 million, and (v) Icahn Master III's margin account was approximately $21.9 million.

Item 4. Purpose of Transaction

     The Reporting Persons acquired the Shares in the belief that the Shares were undervalued. The Reporting Persons have spoken with Irwin Simon, the President and Chief Executive Officer of the Issuer, and look forward to working with management of the Issuer in the future.

     The Reporting Persons may, from time to time and at any time, acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, "Securities") of the Issuer in the open market or otherwise. They reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 4,865,215 Shares (including Shares underlying call options), representing approximately 11.92% of the Issuer's outstanding Shares (based upon the 40,830,976 Shares stated to be outstanding as of February 5, 2010 by the Issuer in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on February 9, 2010).

     (b) High River has sole voting power and sole dispositive power with regard to 973,043 Shares (including Shares underlying call options). Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 1,669,985 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 584,615 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 220,566 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 1,417,006 Shares (including Shares underlying call options). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on May 13, 2010. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.


Name of                 Date                    No. of            Purchase Price
Reporting               of                      Shares            Per Share
Person                  Transaction             Purchased         (U.S.$)
---------               -----------             ---------         --------------
High River LP           04/01/2010                29,500              17.71
High River LP           04/05/2010                17,440              17.86
High River LP           04/06/2010                 6,040              18.02
High River LP           04/07/2010                12,500              18.23
High River LP           04/08/2010                 5,000              18.17
High River LP           04/09/2010                 2,860              18.17
High River LP           04/12/2010                 4,360              18.06
High River LP           04/13/2010                20,729              18.14
High River LP           04/14/2010                 8,540              18.63
High River LP           04/15/2010                10,000              18.84
High River LP           04/16/2010                20,000              19.11
High River LP           04/19/2010                46,320              18.71
High River LP           04/20/2010                 7,000              18.85
High River LP           04/21/2010                16,000              19.26
High River LP           04/22/2010                28,580              19.73
High River LP           04/23/2010                30,000              19.56
High River LP           04/26/2010                 5,980              19.70
High River LP           04/27/2010                17,900              19.49
High River LP           04/28/2010                 8,500              19.47
High River LP           04/29/2010                20,000              19.87
High River LP           04/30/2010                90,000              19.98
High River LP           05/03/2010                72,000              20.29
High River LP           05/04/2010                26,494              20.34
High River LP           05/05/2010                30,140              20.67
High River LP           05/06/2010               140,235              18.11
High River LP           05/07/2010                49,000              18.33
High River LP           05/07/2010                34,079(1)           11.70(2)
High River LP           05/10/2010                55,000(1)           11.70(2)
High River LP           05/11/2010                 4,780(1)           11.70(2)
High River LP           05/11/2010                    20(1)           11.70(2)
High River LP           05/11/2010                43,378(1)           11.70(2)
High River LP           05/12/2010                37,099(1)           11.70(2)
High River LP           05/13/2010                73,569(1)           11.70(2)

Icahn Partners LP       04/01/2010                43,299              17.71
Icahn Partners LP       04/05/2010                25,598              17.86
Icahn Partners LP       04/06/2010                 8,865              18.02
Icahn Partners LP       04/07/2010                18,347              18.23
Icahn Partners LP       04/08/2010                 7,339              18.17
Icahn Partners LP       04/09/2010                 4,198              18.17
Icahn Partners LP       04/12/2010                 6,400              18.06
Icahn Partners LP       04/13/2010                30,425              18.14
Icahn Partners LP       04/14/2010                12,535              18.63
Icahn Partners LP       04/15/2010                14,678              18.84
Icahn Partners LP       04/16/2010                29,355              19.11
Icahn Partners LP       04/19/2010                67,989              18.71
Icahn Partners LP       04/20/2010                10,274              18.85
Icahn Partners LP       04/21/2010                23,484              19.26
Icahn Partners LP       04/22/2010                41,949              19.73
Icahn Partners LP       04/23/2010                44,032              19.56
Icahn Partners LP       04/26/2010                 8,778              19.70
Icahn Partners LP       04/27/2010                26,273              19.49
Icahn Partners LP       04/28/2010                12,476              19.47
Icahn Partners LP       04/29/2010                29,355              19.87
Icahn Partners LP       04/30/2010               132,100              19.98
Icahn Partners LP       05/03/2010               100,163              20.29
Icahn Partners LP       05/04/2010                38,583              20.34
Icahn Partners LP       05/05/2010                43,891              20.67
Icahn Partners LP       05/06/2010               204,219              18.11
Icahn Partners LP       05/07/2010                71,358              18.33
Icahn Partners LP       05/07/2010                49,627(1)           11.70 (2)
Icahn Partners LP       05/10/2010                80,095(1)           11.70 (2)
Icahn Partners LP       05/11/2010                 6,961(1)           11.70 (2)
Icahn Partners LP       05/11/2010                    29(1)           11.70 (2)
Icahn Partners LP       05/11/2010                63,169(1)           11.70 (2)
Icahn Partners LP       05/12/2010                54,026(1)           11.70 (2)
Icahn Partners LP       05/13/2010               107,136(1)           11.70 (2)

Icahn Master            04/01/2010                49,571              17.71
Icahn Master            04/05/2010                29,306              17.86
Icahn Master            04/06/2010                10,149              18.02
Icahn Master            04/07/2010                21,005              18.23
Icahn Master            04/08/2010                 8,402              18.17
Icahn Master            04/09/2010                 4,805              18.17
Icahn Master            04/12/2010                 7,327              18.06
Icahn Master            04/13/2010                34,833              18.14
Icahn Master            04/14/2010                14,350              18.63
Icahn Master            04/15/2010                16,804              18.84
Icahn Master            04/16/2010                33,608              19.11
Icahn Master            04/19/2010                77,834              18.71
Icahn Master            04/20/2010                11,762              18.85
Icahn Master            04/21/2010                26,887              19.26
Icahn Master            04/22/2010                48,024              19.73
Icahn Master            04/23/2010                50,412              19.56
Icahn Master            04/26/2010                10,049              19.70
Icahn Master            04/27/2010                30,079              19.49
Icahn Master            04/28/2010                14,283              19.47
Icahn Master            04/29/2010                33,608              19.87
Icahn Master            04/30/2010               151,233              19.98
Icahn Master            05/03/2010               138,180              20.29
Icahn Master            05/04/2010                45,471              20.34
Icahn Master            05/05/2010                51,729              20.67
Icahn Master            05/06/2010               240,677              18.11
Icahn Master            05/07/2010                84,097              18.33
Icahn Master            05/07/2010                58,489(1)           11.70 (2)
Icahn Master            05/10/2010                94,394(1)           11.70 (2)
Icahn Master            05/11/2010                 8,203(1)           11.70 (2)
Icahn Master            05/11/2010                    34(1)           11.70 (2)
Icahn Master            05/11/2010                74,447(1)           11.70 (2)
Icahn Master            05/12/2010                63,671(1)           11.70 (2)
Icahn Master            05/13/2010               126,262(1)           11.70 (2)

Icahn Master II         04/01/2010                18,239              17.71
Icahn Master II         04/05/2010                10,782              17.86
Icahn Master II         04/06/2010                 3,734              18.02
Icahn Master II         04/07/2010                 7,728              18.23
Icahn Master II         04/08/2010                 3,092              18.17
Icahn Master II         04/09/2010                 1,768              18.17
Icahn Master II         04/12/2010                 2,696              18.06
Icahn Master II         04/13/2010                12,816              18.14
Icahn Master II         04/14/2010                 5,280              18.63
Icahn Master II         04/15/2010                 6,182              18.84
Icahn Master II         04/16/2010                12,365              19.11
Icahn Master II         04/19/2010                28,637              18.71
Icahn Master II         04/20/2010                 4,329              18.85
Icahn Master II         04/21/2010                 9,892              19.26
Icahn Master II         04/22/2010                17,670              19.73
Icahn Master II         04/23/2010                18,548              19.56
Icahn Master II         04/26/2010                 3,697              19.70
Icahn Master II         04/27/2010                11,067              19.49
Icahn Master II         04/28/2010                 5,255              19.47
Icahn Master II         04/29/2010                12,365              19.87
Icahn Master II         04/30/2010                55,644              19.98
Icahn Master II         05/03/2010                36,152              20.29
Icahn Master II         05/04/2010                15,918              20.34
Icahn Master II         05/05/2010                18,108              20.67
Icahn Master II         05/06/2010                84,255              18.11
Icahn Master II         05/07/2010                29,439              18.33
Icahn Master II         05/07/2010                20,476(1)           11.70 (2)
Icahn Master II         05/10/2010                33,045(1)           11.70 (2)
Icahn Master II         05/11/2010                 2,872(1)           11.70 (2)
Icahn Master II         05/11/2010                    13(1)           11.70 (2)
Icahn Master II         05/11/2010                26,060(1)           11.70 (2)
Icahn Master II         05/12/2010                22,290(1)           11.70 (2)
Icahn Master II         05/13/2010                44,201(1)           11.70 (2)

Icahn Master III        04/01/2010                 6,891              17.71
Icahn Master III        04/05/2010                 4,074              17.86
Icahn Master III        04/06/2010                 1,412              18.02
Icahn Master III        04/07/2010                 2,920              18.23
Icahn Master III        04/08/2010                 1,167              18.17
Icahn Master III        04/09/2010                   669              18.17
Icahn Master III        04/12/2010                 1,017              18.06
Icahn Master III        04/13/2010                 4,842              18.14
Icahn Master III        04/14/2010                 1,995              18.63
Icahn Master III        04/15/2010                 2,336              18.84
Icahn Master III        04/16/2010                 4,672              19.11
Icahn Master III        04/19/2010                10,820              18.71
Icahn Master III        04/20/2010                 1,635              18.85
Icahn Master III        04/21/2010                 3,737              19.26
Icahn Master III        04/22/2010                 6,677              19.73
Icahn Master III        04/23/2010                 7,008              19.56
Icahn Master III        04/26/2010                 1,396              19.70
Icahn Master III        04/27/2010                 4,181              19.49
Icahn Master III        04/28/2010                 1,986              19.47
Icahn Master III        04/29/2010                 4,672              19.87
Icahn Master III        04/30/2010                21,023              19.98
Icahn Master III        05/03/2010                13,505              20.29
Icahn Master III        05/04/2010                 6,006              20.34
Icahn Master III        05/05/2010                 6,832              20.67
Icahn Master III        05/06/2010                31,788              18.11
Icahn Master III        05/07/2010                11,106              18.33
Icahn Master III        05/07/2010                 7,726(1)           11.70(2)
Icahn Master III        05/10/2010                12,466(1)           11.70(2)
Icahn Master III        05/11/2010                 1,084(1)           11.70(2)
Icahn Master III        05/11/2010                     4(1)           11.70(2)
Icahn Master III        05/11/2010                 9,834(1)           11.70(2)
Icahn Master III        05/12/2010                 8,410(1)           11.70(2)
Icahn Master III        05/13/2010                16,675(1)           11.70(2)

_________________________
(1) Shares underlying American-style call options purchased by the applicable Reporting Person, which expire on May 7, 2012.
(2) Per share exercise price of call options purchased by the Reporting Persons. Exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to exercise of the options. The premium for such call options was approximately 35% of the market price.


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Call Options
------------

     The Reporting Persons have purchased American-style call options referencing an aggregate of 1,239,624 Shares, which expire on May 7, 2012. The agreements provide for physical settlement (unless the Reporting Person opts for a cash settlement). These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate. These agreements are further described in Item 5(c).

Put Options
-----------

     The Reporting Persons have sold European-style put options referencing an aggregate of 1,239,624 Shares, which expire on May 7, 2012. The agreements provide that they settle in cash. These agreements do not give the Reporting
Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate.

     Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     1    Joint  Filing  Agreement  of  the  Reporting  Persons.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May  13,  2010


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner


     By:     /s/  Edward  E.  Mattner
             ------------------------
     Name:  Edward  E.  Mattner
Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.


By:     /s/Dominick  Ragone
        -------------------
     Name:  Dominick  Ragone
Title:  Chief  Financial  Officer

/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN






       [Signature Page of Schedule 13D - The Hain Celestial Group, Inc.]

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of The Hain Celestial Group, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 13th day of May, 2010.



ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner


     By:     /s/  Edward  E.  Mattner
             ------------------------
     Name:  Edward  E.  Mattner
Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.


By:     /s/Dominick  Ragone
        -------------------
     Name:  Dominick  Ragone
Title:  Chief  Financial  Officer

/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN







                  [Signature Page of Joint Filing Agreement to
                 Schedule 13D - The Hain Celestial Group, Inc.]

                                                                      SCHEDULE A

           DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP

Name                                  Position
----                                  --------
Icahn  Offshore  LP                   General  Partner
Carl  Icahn                           Chief  Executive  Officer
Keith  A.  Meister                    Managing  Director
Vincent  J.  Intrieri                 Managing  Director
Irene  March                          Chief  Financial  Officer
Edward  E.  Mattner                   Authorized  Signatory
Gail  Golden                          Authorized  Signatory
Dana  Witkin                          Director  of  Investor  Relations
Keith  Cozza                          Chief  Compliance  Officer
Anthony  Canova                       Controller


ICAHN  PARTNERS  LP

Name                                  Position
----                                  --------
Icahn  Onshore  LP                    General  Partner
Carl  Icahn                           Chief  Executive  Officer
Keith  A.  Meister                    Managing  Director
Vincent  J.  Intrieri                 Managing  Director
Irene  March                          Chief  Financial  Officer
Edward  E.  Mattner                   Authorized  Signatory
Gail  Golden                          Authorized  Signatory
Dana  Witkin                          Director  of  Investor  Relations
Keith  Cozza                          Chief  Compliance  Officer
Anthony  Canova                       Controller


ICAHN  ONSHORE  LP
ICAHN  OFFSHORE  LP

Name                                  Position
----                                  --------
Icahn  Capital  LP                    General  Partner
Carl  Icahn                           Chief  Executive  Officer
Keith  A.  Meister                    Managing  Director
Vincent  J.  Intrieri                 Managing  Director
Irene  March                          Chief  Financial  Officer
Edward  E.  Mattner                   Authorized  Signatory
Gail  Golden                          Authorized  Signatory
Dana  Witkin                          Director  of  Investor  Relations
Keith  Cozza                          Chief  Compliance  Officer
Anthony  Canova                       Controller


ICAHN  CAPITAL  LP

Name                                  Position
----                                  --------
IPH GP LLC                            General Partner
Carl  Icahn                           Chief  Executive  Officer
Keith  A.  Meister                    Managing  Director
Vincent  J.  Intrieri                 Managing  Director
Irene  March                          Chief  Financial  Officer
Edward  E.  Mattner                   Authorized  Signatory
Gail  Golden                          Authorized  Signatory
Dana  Witkin                          Director  of  Investor  Relations
Keith  Cozza                          Chief  Compliance  Officer
Anthony  Canova                       Controller




IPH  GP  LLC

Name                                  Position
----                                  --------
Icahn Enterprises Holdings L.P.       Sole Member
Carl  Icahn                           Chief  Executive  Officer
Keith  A.  Meister                    Managing  Director
Vincent  J.  Intrieri                 Managing  Director
Irene  March                          Chief  Financial  Officer
Edward  E.  Mattner                   Authorized  Signatory
Gail  Golden                          Authorized  Signatory
Dana  Witkin                          Director  of  Investor  Relations
Keith  Cozza                          Chief  Compliance  Officer
Anthony  Canova                       Controller



ICAHN ENTERPRISES HOLDINGS L.P.

Name                                  Position
----                                  --------
Icahn Enterprises G.P. Inc.           General Partner
G.P. Inc.


ICAHN ENTERPRISES G.P. INC.

Name                                  Position
----                                  --------
Carl C. Icahn                         Chairman
Keith A. Meister                      Vice Chairman, Principal Executive Officer
Daniel Ninivaggi                      President
William A. Leidesdorf                 Director
Jack G. Wasserman                     Director
James L. Nelson                       Director
Vincent J. Intrieri                   Director
Dominick Ragone                       Chief Financial Officer
Felicia P. Buebel                     Assistant Secretary
Craig Pettit                          Vice President/Taxes


BECKTON CORP.

Name                                  Position
----                                  --------
Carl C. Icahn                         Chairman of the Board; President
Jordan Bleznick                       Vice President/Taxes
Edward E. Mattner                     Authorized Signatory
Keith Cozza                           Secretary; Treasurer

HIGH RIVER LIMITED PARTNERSHIP

Name                                  Position
----                                  --------

Hopper Investments LLC                General Partner


HOPPER INVESTMENTS LLC

Name                                  Position
----                                  --------

Barberry Corp                         General Partner
Edward E. Mattner                     Authorized Signatory



BARBERRY CORP.

Name                                  Position
----                                  --------
Carl C. Icahn                         Chairman of the Board; President
Gail Golden                           Vice President; Authorized Signatory
Jordan Bleznick                       Vice President/Taxes
Vincent J. Intrieri                   Vice President; Authorized Signatory
Irene March                           Authorized Signatory
Edward E. Mattner                     Authorized Signatory
Keith Cozza                           Secretary; Treasurer